April 27, 2006

Mr. Daniel L. Gordon
Branch Chief, Division of Corporation Finance
Mail Stop 4561
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re.  	Wells Real Estate Fund II-OW
Form 10-K for the year ended December 31, 2005
Filed March 29, 2006
File No. 0-17876

Dear Mr. Gordon:

I am writing to inform you of our intention to respond, by June 30, 2006,to the comments provided to us by the Staff of the Commission in the letter dated April 27, 2006 related to the above-referenced filing. by June 30, 2005

Very truly yours,


/s/ Douglas P. Williams
Douglas P. Williams
Principal Financial Officer
of Wells Capital, Inc.

cc:   	Mr. Leo F. Wells, President, Principal Executive Officer
and Sole Director of Wells Capital, Inc.
Mr. Robert E. Bowers, Chief Financial Officer
Mr. Mark R. Kaspar, Ernst & Young LLP
Mr. Donald Kennicott, Holland & Knight, LLP
Mr. Eric McPhee, Securities and Exchange Commission
















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